EXHIBIT 99.1

                                                                     [Yell logo]

        news release news release news release news release news release


For Immediate Release                                                17 May 2005



         PROPOSED ACQUISITION OF TRANSWESTERN FOR $1,575M ((POUND)829M)


STRENGTHENING YELL'S POSITION AS A LEADING INDEPENDENT PUBLISHER OF DIRECTORIES IN THE USA. CREATING SUBSTANTIAL VALUE.

o Yell Group plc ("Yell") announced today that Yellow Book USA, Inc. ("Yellow Book"), its US business, has entered into a definitive agreement for the purchase (the "Acquisition") of TransWestern Holdings, L.P.
     ("TransWestern") from Thomas H. Lee Partners, CIVC Partners, LLC and TransWestern's management, for USD 1,575 million (GBP 829 million) in cash.

o TransWestern is a leading independent directory publisher in the US. Its extensive footprint in 25 states, including core positions in California and Texas, is strongly complementary to Yellow Book's operations. TransWestern publishes 332 directories and also offers online yellow pages advertising services through WorldPages.com.

o    John Condron, Chief Executive Officer of Yell Group, said:

     "We are delighted to have come to agreement with TransWestern, which we have long identified as a unique acquisition opportunity among US independent directory publishers. This acquisition establishes Yell as the third largest directory publisher globally. TransWestern significantly expands and enhances our US platform for future organic growth, brings the potential for material synergies and strengthens our Yellow Book brand, the only national yellow pages brand in the US. It is value creating in its own right and it enables us to continue to drive up Yell Group's overall earnings growth."

o    John Davis, Chief Financial Officer of Yell Group, said:

     "TransWestern strengthens Yellow Book's ability to take advantage of the continuing share-shift in the US from incumbent to independent directory publishers and combines this with strong acquisition synergies. The acquisition will be earnings enhancing in the first full financial year post completion. The financing structure ensures an efficient balance sheet, and we are confident of the strength of the free cash flows the enlarged group will deliver."


                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

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STRATEGIC RATIONALE

o This Acquisition continues Yell's strategy of developing a substantial presence in the fast-growing US market and expanding Yell's platform for future organic growth. As with its previous acquisitions, the TransWestern platform should enable Yellow Book to further enhance future organic growth through a combination of same market growth and new launches.

o The Acquisition establishes Yellow Book as the fifth largest directory publisher in the US, based on combined revenues in the region of USD 1.5bn for the 2004/05 financial year, and further strengthens its position as a leading independent directory publisher in the US.

o TransWestern complements Yellow Book's footprint by adding established positions in the Northwest, West and Southwest regions, and is particularly complementary in California, Texas and Florida.

o Yell expects that combining Yellow Book and TransWestern's operations will create significant value through operational synergies, increased opportunity for cost-effective launches and revenue enhancement.


FINANCIAL IMPACT

o For the financial year ended 31 December 2004, TransWestern reported, under US GAAP, revenue of USD 358 million and EBITDA of USD 99.3 million.

o Yell expects the Acquisition to deliver annualised synergies of approximately $69 million in the third full year of ownership. In the intervening period 2006/07 and 2007/08, annualised synergies will be approximately $36 million and $53 million, respectively. These synergies are expected to result from sales, procurement and production efficiencies and more cost-effective overhead and back office functions.

o In order to drive revenue growth, Yell plans annual investments in marketing support and additional distribution of approximately $13m in the 2005/06 financial year, rising to approximately $20m in the 2006/07 financial year, and maintained at that level thereafter. Additionally, Yell will harmonise Yellow Book and TransWestern's customer payment terms. This will be achieved through working capital investments in the 2005/06 and 2006/07 financial years.

o Yell expects the Acquisition to be broadly earnings neutral for the remainder of the 2005/06 financial year and earnings enhancing in the first full financial year following completion.

o On a combined basis, the enlarged Yell Group would have generated approximately 55% of its revenue and 48% of its EBITDA from US operations in the 2004/05 financial year, compared to approximately 48% of revenue and 40% of EBITDA on a standalone basis in the same year. The increased proportion of revenue from the higher growth US operations will drive the Group's earnings growth at a higher rate over the next few years.

o The return from the Acquisition is expected to be in excess of Yell's cost of capital of 8.5% and therefore will be value enhancing.


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FINANCING

o Yell has agreed a new (pound)2bn credit facility, fully underwritten by ABN AMRO, BNP Paribas, Citibank, HSBC and JPMorgan Chase. This refinances all of Yell's existing bank debt, as well as funding the Acquisition.

o Based on Yell and TransWestern's strong cash generation, Yell expects to reach a target leverage of 4.0x net debt/EBITDA by 31 March 2006, assuming a full twelve months contribution from TransWestern.


INTEGRATION

o Yellow Book and TransWestern's combined businesses publish 897 directories in 45 states plus Washington DC, with a total circulation of approximately 100 million directories.

o The enlarged Yellow Book group will employ approximately 6,000 sales executives.

o Yell's management has extensive experience of successful acquisition integration and will lead the integration of TransWestern's operations into Yellow Book's business.

o Yell has completed 26 US acquisitions since 1999, including McLeod and National Directory Company in 2002 and more recently Feist in 2004.


CONDITIONS TO CLOSING

o The Acquisition is conditional on approval by Yell shareholders and is subject to Hart Scott Rodino notification.


YELL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005

o Yell is today publishing its preliminary results for the year ended 31st March 2005 in a separate announcement.

o Within these results, Yellow Book delivered 22.3% revenue growth to $1,149m and adjusted EBITDA growth of 38.9% to $300 million in the 2004/05 financial year.


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BACKGROUND INFORMATION

o The US yellow pages industry is estimated to have grown at a c. 5% CAGR in value over 1998-2004 to reach c. $15bn in 20041. Independent yellow pages publishers have grown at a c. 14% CAGR over the period and currently account for over 15% of the total market in value. (1)

o Yell's strategy has been to complement its leading UK position by establishing a strong foothold in the US, initially through the acquisition of Yellow Book USA in August 1999.

o Yell subsequently expanded its position as a leading independent directory publisher in the US through the acquisition of, inter alia, McLeod in April 2002, National Directory Company in December 2002, and Feist in March 2004.

o Yell's US operations have achieved strong organic growth in the US through a combination of same market growth and new launches.

o Over the five years since it entered the US, Yell's US operations have delivered a 37% compound annual growth rate ("CAGR") in revenue and a 64% CAGR in adjusted EBITDA. During this period, the EBITDA margin has risen from 12.7% to 26.1%.


INFORMATION ON YELL

o Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

o In the year ended 31 March 2005, Yell published 111 directories in the United Kingdom and 565 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 501,000 unique advertisers. In the United States, where it is a leading independent directories business, it served 455,000 unique advertisers.

o Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.


INFORMATION ON TRANSWESTERN

o With headquarters in San Diego, California, TransWestern is a leading independent yellow pages publisher in the United States, with 332 directories distributed in 25 states.

o For the financial year ended 31 December 2004, TransWestern reported, under US GAAP, revenue of USD 358 million, EBITDA of USD 99.3 million, profit before tax of USD 26.6 million and negative net assets of USD 492 million.


______________________
(1) Source: Veronis Suhler Stevenson's "2004 Communication Industry Forecast & Report"


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o    Total circulation of directories was 24.7 million books as at 31 December
     2004.

o    TransWestern had 2,528 employees as at 31 December 2004.

o Further financial information, including an accountants' report on TransWestern, will be included in the Circular.


ADDITIONAL INFORMATION

Rothschild is acting as sole financial adviser to Yell in relation to the Acquisition.

Merrill Lynch is broker to the transaction.

A circular (the "Circular") giving further details of the Acquisition and containing a notice of an extraordinary general meeting ("EGM") of Yell to approve the Acquisition will be sent to shareholders in the near future.


ENQUIRIES

YELL
Jill Sherratt:        +44 (0) 118 950 6984 / +44 (0) 7764 879808 (mobile)
Jon Salmon:           +44 (0) 118 950 6656

ROTHSCHILD
Warner Mandel:        +44 (0) 20 7280 5000
David B. Peterson:    +1 (212) 403 3675

MERRILL LYNCH
Mark Astaire:         +44 (0) 20 7628 1000
Tony White:           +44 (0) 20 7628 1000

CITIGATE DEWE ROGERSON
Anthony Carlisle:     +44 (0) 20 7638 9571
Michael Berkeley:     +44 (0) 20 7638 9571


Yell will brief analysts today at 9am on both its financial results for the year ended 31st March 2005 and the proposed acquisition of TransWestern. Details will be circulated.

N M Rothschild & Sons Limited ("Rothschild") is acting for Yell in connection with the Acquisition and no one else and will not be responsible to anyone other than Yell for providing the protections offered to clients of Rothschild nor for providing advice in relation to the Acquisition.

Merrill Lynch International is acting exclusively for Yell in connection with the Acquisition and for no one else and will not be responsible to anyone other than Yell for providing the protections afforded to its clients or for providing advice in relation to the Acquisition.


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This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2004 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

Any statement to the effect that the Acquisition is expected to be earnings enhancing for Yell should not be interpreted to mean that the earnings per share in the financial year following the Acquisition, or in any subsequent period, will necessarily be greater than those for any completed financial period.



                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------


           Our subsidiary, Yell Finance B.V., is expected to furnish
                         its results for the year ended
               31 March 2005 to the SEC on Form 20-F in June 2005.


      A copy of this filing can also be accessed on the Yell Group website.





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